03015480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53110

SEC MAIL RECEIVED FEB 1 1 2003 WASH. D.C. 207 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBG Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Kane Concourse - Suite 418
(No. and Street)

Bay Harbor Island (City) Florida (State) 33154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alessandro Pizzorni 786-433-0402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerson, Preston, Robinson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

666 Seventy-First Street (Address) Miami Beach (City) Florida (State) 33141 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alessandro Pizzorni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBG Trading, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF FLORIDA
COUNTY OF Miami-Dade

Sworn to (or affirmed) and subscribed before me this 7 day of Feb, Year 2003
by Alejandro R. Pizzorni Guarnaschelli
(Name of Person Making State
(Official Notary Signa

NOTARY SEAL
(Name of Notary Ty
Printed or Sta
Personally known:
or Produced Identifi

NOTARY PUBLIC STATE OF FLORIDA
OFFICIAL NOTARY SEAL
DONNA S SLOTNICK
COMMISSION NUMBER
DD108589
MY COMMISSION EXPIRES
APR. 27,2006

GARY R. GERSON, CPA
RICHARD C. PRESTON, CPA
JAMES P. ROBINSON, CPA
ALAN S. ROSEN, CPA
DONALD M. GERSON, CPA
DANIEL S. KUSHNER, CPA
STEVEN F. KLEIN, CPA
DOROTHY S. EISENBERG, CPA
ALAN A. LIPS, CPA

STEPHEN R. TEPPER, CPA
MANNY M. ILAGAN, CPA
CALVIN BECKER, CPA
ROBERT P. FEDDERMAN, CPA
EDUARDO M. ZUNIGA, CPA
ROSE B. ROBINSON, CPA
JUDD A. BERKLEY, CPA
EDWARD D. DEPPMAN, CPA
MARSHALL SAPERSTEIN, CPA
DAVID A. STEINBERG, CPA
BARRY A. DRESSLER, CPA
MELISSE G. BURSTEIN, CPA
RONALD A. UNGER, CPA
SYED S. ZAFAR, CPA
STEVEN A. MOSES, CPA
BRADLEY L. MALOW, CPA
MARK S. KOONDEL, CPA
CARMEN T. ANDRIAL, CPA

GPR

Gerson, Preston, Robinson & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

MIAMI BEACH OFFICE
666 SEVENTY-FIRST STREET
MIAMI BEACH, FLORIDA 33141

DADE: (305) 868-3600
BROWARD: (954) 522-3202
BOCA RATON: (561) 392-9059
PALM BEACH: (561) 833-9573
ORLANDO: (407) 843-1159
TAMPA: (813) 228-9275
TOLL FREE: 1-888-868-5585
TOLL FREE FAX: 1-800-880-1662
FAX: (305) 864-6740
www.gprco-cpa.com

REPLY TO: MIAMI BEACH OFFICE

BOCA RATON OFFICE
ONE BOCA PLACE
SUITE 324A
2255 GLADES ROAD
BOCA RATON, FLORIDA 33431
TEL: (561) 392-9059
FAX: (561) 997-9392

TAMPA OFFICE
THE FINANCIAL CENTER
2701 WEST BUSCH BLVD.
SUITE 134
TAMPA, FLORIDA 33618
TEL: (813) 228-9275
FAX: (813) 225-1254

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Members
IBG Trading, LLC
Bay Harbor Island, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of IBG Trading, LLC (the "Company") as of December 31, 2002, and the related statements of income, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBG Trading, LLC at December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule titled "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gerson, Preston, Robinson & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

February 3, 2003
Miami Beach, Florida

IBG TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
At December 31, 2002

ASSETS

Cash	$ 15,055
Deposits with clearing organizations	12,709,695
Marketable securities owned, at market value	593,980
Furniture and equipment, less accumulated depreciation of $40,727	125,068
Other assets	10,888
Total assets	**$ 13,454,686**

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Marketable securities sold, not yet purchased	$ 8,482,901
Accounts payable, accrued expenses and other liabilities	12,648
Total liabilities	**8,495,549**
Members' equity	
Members' capital contributions	4,376,520
Members' draws	(450,000)
Retained earnings	1,032,617
Total members' equity	**4,959,137**
Total liabilities and members' equity	**$ 13,454,686**

IBG TRADING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2002

Income	
Commissions	$ 171,281
Principal transactions	2,006,814
Interest and dividends	101,880
Total	2,279,975
Expenses	
Employee compensation and benefits	263,448
Clearing costs	97,188
Communications and data processing	64,090
Interest and dividends	77,857
Occupancy	33,572
Other	103,951
Total	640,106
Net income	$ 1,639,869

The notes which follow must be read for a more informed use, understanding and interpretation of these financial statements.

IBG Trading, LLC
STATEMENT OF MEMBERS' EQUITY
Year Ended December 31, 2002

	Members' Capital	Members' Draws	(Accumulated) Deficit) Retained Earnings	Total
Balance, beginning of year	$ 4,376,520	$ -	$ (607,252)	$ 3,769,268
Members' draws	-	(450,000)	-	(450,000)
Net income	-	-	1,639,869	1,639,869
Balance, end of year	**$ 4,376,520**	**$ (450,000)**	**$ 1,032,617**	**$ 4,959,137**

The notes which follow must be read for a more informed use, understanding and interpretation of these financial statements.

IBG TRADING, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Operating activities	
Net income	$ 1,639,869
Adjustments to reconcile net income to net cash inflow from operating activities:	
Add:	
Depreciation and amortization, which did not require cash	34,190
Increase in marketable securities sold, not yet purchased	194,951
Increase in accounts payable, accrued expenses and other liabilities	3,992
Total	233,133
Deduct:	
Increase in deposits with clearing organizations	851,515
Increase in marketable securities owned	593,980
Total	1,445,495
Net cash inflow from operating activities	427,507
Investing activity	
Cash outflow for purchase of furniture and equipment	4,848
Financing activity	
Cash outflow for members' draws	450,000
Net cash outflow for all activities	27,341
Cash, beginning of year	42,396
Cash, end of year	$ 15,055

The notes which follow must be read for a more informed use, understanding and interpretation of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

IBG Trading, LLC, a Florida Limited Liability Company, (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company clears all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safe keep customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The financial statements are prepared in accordance with accounting principles generally accepted in the U.S. and prevailing industry practices, which require management to make estimates and assumptions regarding certain trading inventory valuations and other matters that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions. Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Marketable securities are valued at market value based on quoted market prices.

Commissions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment. Furniture and equipment is carried at cost. Depreciation is computed using the straight-line basis over the related asset lives of five years.

Income Taxes. The Company, as a limited liability company, is not subject to income taxes as an entity. Items of income, loss, deductions and credits are passed through directly to the members.

The Company's policy is to make distributions to its members in amounts sufficient to cover the Federal income tax liability attributable to the members' pro-rata shares of income, losses, deductions and credits. Interim distributions are shown as members' draws until the actual amount of the distribution is determined. Members will recontribute excess draws.

3. MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased consist of investment securities at quoted market prices. These securities represent long and short positions in the following issuers as of December 31, 2002:

	Owned	Sold, Not Yet Purchased
EXXON Mobil Corp., Common Stock	$ 593,980	$ -
AMEX S&P Depository Receipts	-	5,734,950
3M Company, Common Stock	-	1,233,000
International Business Machines, Common Stock	-	775,000
NASDAQ 100 shares	-	487,400
Other	-	252,551
	$ 593,980	$ 8,482,901

Marketable securities owned and sold, not yet purchased represent obligations of the Company to make a future delivery of a specified security and, correspondingly, create an obligation to purchase the security at prevailing market prices at a later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the recorded amount.

4. COMMITMENTS

The Company leases its office space under a rental agreement expiring March 31, 2003. Minimum future lease payments remaining as of December 31, 2002 were $7,998. Rent expense for the year ended December 31, 2002 was $31,464.

5. PRINCIPAL TRANSACTIONS

The Company's principal transactions represent realized and unrealized gains or losses during the year ended December 31, 2002 on marketable equity securities owned and sold, not yet purchased.

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include other broker dealers. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

7. RELATED PARTY TRANSACTIONS

Companies controlled by the members have furnished management services to the Company during the year ended 2002. No amounts have been charged for these services and the Company has not estimated the value of the services received.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and under the applicable rules, equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $2,588,835, which was $2,488,835 in excess of the required net capital of $100,000. The Company's net capital ratio was 0.0049 to 1.

IBG TRADING, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
At December 31, 2002

Net Capital		
Total members' equity		$ 4,959,137
Deductions and/or charges		
Nonallowable assets:		
Furniture and equipment	$ 125,068	
Other assets	10,888	
		135,956
Net capital before haircuts on securities positions (tentative net capital)		4,823,181
Haircuts on securities		
Trading and investment securities:		
Stock and warrants	1,272,435	
Undue concentration	961,911	
		2,234,346
Net capital		$ 2,588,835
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses and other liabilities		$ 12,648
Computation of Net Capital Requirement		
Minimum net capital required, based on aggregate indebtedness		$ 844
Minimum net capital required		$ 100,000
Excess net capital		$ 2,488,835
Excess net capital at 1,500 percent		$ 2,587,992
Excess net capital at 1,000 percent		$ 2,587,570
Ratio: Aggregate indebtedness to net capital		0.0049 to 1

There are no material differences from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2002.

GARY R. GERSON, CPA
RICHARD C. PRESTON, CPA
JAMES P. ROBINSON, CPA
ALAN S. ROSEN, CPA
DONALD M. GERSON, CPA
DANIEL S. KUSHNER, CPA
STEVEN F. KLEIN, CPA
DOROTHY S. EISENBERG, CPA
ALAN A. LIPS, CPA

STEPHEN R. TEPPER, CPA
MANNY M. ILAGAN, CPA
CALVIN BECKER, CPA
ROBERT P. FEDDERMAN, CPA
EDUARDO M. ZUNIGA, CPA
ROSE B. ROBINSON, CPA
JUDD A. BERKLEY, CPA
EDWARD D. DEPPMAN, CPA
MARSHALL SAPERSTEIN, CPA
DAVID A. STEINBERG, CPA
BARRY A. DRESSLER, CPA
MELISSE G. BURSTEIN, CPA
RONALD A. UNGER, CPA
SYED S. ZAFAR, CPA
STEVEN A. MOSES, CPA
BRADLEY L. MALOW, CPA
MARK S. KOONDEL, CPA
CARMEN T. ANDRIAL, CPA

GPR

Gerson, Preston, Robinson & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

MIAMI BEACH OFFICE
666 SEVENTY-FIRST STREET
MIAMI BEACH, FLORIDA 33141

DADE: (305) 868-3600
BROWARD: (954) 522-3202
BOCA RATON: (561) 392-9059
PALM BEACH: (561) 833-9573
ORLANDO: (407) 843-1159
TAMPA: (813) 228-9275
TOLL FREE: 1-888-868-5585
TOLL FREE FAX: 1-800-880-1662
FAX: (305) 864-6740
www.gprco-cpa.com

REPLY TO: MIAMI BEACH OFFICE

BOCA RATON OFFICE
ONE BOCA PLACE
SUITE 324A
2255 GLADES ROAD
BOCA RATON, FLORIDA 33431
TEL: (561) 392-9059
FAX: (561) 997-9392

TAMPA OFFICE
THE FINANCIAL CENTER
2701 WEST BUSCH BLVD.
SUITE 134
TAMPA, FLORIDA 33618
TEL: (813) 228-9275
FAX: (813) 225-1254

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5

Members
IBG Trading, LLC

In planning and performing our audit of the financial statements of IBG Trading, LLC (the "Company"), for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions, however, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Juson, Preston, Robinson & Co., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Miami Beach, Florida
February 3, 2003